                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                        Commission file number 1-5725

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Piper Impact 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

         Quanex Corporation
         1900 West Loop South, Suite 1500
         Houston, Texas 77027
         (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Piper Impact 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Piper Impact 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1998 and (2) 5% reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements on net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits of the individual funds. The supplemental schedules and the supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/  DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP


June 1, 1999

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1998           1997
                                                              ----------     ----------
Assets:
              Investment at fair value:
              Mutual fund assets:
                   Fidelity Puritan Fund                      $  500,091     $  393,816
                   Fidelity Magellan Fund                         29,180           --
                   Fidelity Contrafund                           949,606        522,991
                   Fidelity Growth & Income Fund                  32,894           --
                   Fidelity Intermediate Bond Fund                  --          171,180
                   Fidelity Retirement Growth Fund               446,819        254,730
                   Fidelity Overseas Fund                          2,178           --
                   Fidelity Balanced Fund                          5,826           --
                   Fidelity Blue Chip Fund                     2,241,863      1,399,981
                   Fidelity Asset Manager Fund                   307,494        216,111
                   Fidelity Low-Priced Stock Fund                    136           --
                   Fidelity Retirement Money Market Fund            --          273,551
                   Fidelity Government Money Market Fund         398,700           --
                   Templeton Foreign Fund                          2,327           --
                   Neuberger & Berman Partners Trust Fund          2,540           --
              Quanex Corporation common stock                     69,928         42,176
              Common/commingled trust                            406,465        150,845
                                                              ----------     ----------
                                                               5,396,047      3,425,381
                                                              ----------     ----------

              Participant loans                                  198,115        146,425
                                                              ----------     ----------
                                                               5,594,162      3,571,806
                                                              ----------     ----------

              Employee contributions receivable                  161,998        176,609
              Employer contributions receivable                   29,398         27,343
                                                              ----------     ----------
                                                                 191,396        203,952
                                                              ----------     ----------

Net Assets Available for Benefits                             $5,785,558     $3,775,758
                                                              ==========     ==========


                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                       December 31,
                                                                -------------------------
                                                                   1998           1997
                                                                ----------     ----------
Investment income:
              Interest and dividends                            $  348,633     $  231,919
              Net appreciation in fair value of investments        674,906        252,778
                                                                ----------     ----------
                                                                 1,023,539        484,697
                                                                ----------     ----------

Contributions:
              Employer                                             239,388        240,468
                Less forfeitures                                    29,413          9,434
                                                                ----------     ----------
                                                                   209,975        231,034

              Employee                                           1,235,569      1,247,453
                                                                ----------     ----------
                                                                 1,445,544      1,478,487
                                                                ----------     ----------

Interest on participant loans                                       14,340          6,290
                                                                ----------     ----------
                            Total additions                      2,483,423      1,969,474
                                                                ----------     ----------

Benefit payments                                                   468,421        163,966
Loan processing fees                                                 5,202          4,914
                                                                ----------     ----------
                            Total deductions                       473,623        168,880
                                                                ----------     ----------

Increase in net assets available
  for benefits                                                   2,009,800      1,800,594

Net assets available for benefits:
              Beginning of year                                  3,775,758      1,975,164
                                                                ----------     ----------
              End of year                                       $5,785,558     $3,775,758
                                                                ==========     ==========


                       See notes to financial statements.

                               QUANEX CORPORATION
                        PIPER IMPACT 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


A.   DESCRIPTION OF THE PLAN

     The following description of the Piper Impact 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (1) General. The Plan is a defined contribution plan which covers substantially all full-time employees of Piper Impact, Inc. (the "Company"), a subsidiary of Quanex Corporation. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity"). The Benefits Committee (the "Committee"), appointed by Quanex Corporation's Board of Directors, serves as the Plan administrator.

     (2) Contributions. Participants may contribute to the Plan by electing salary deferrals between 1% and 15% of compensation as defined by the Plan document. The Company contributes 25% of the first 6% of base compensation that a participant contributes to the Plan. Contributions are subject to certain limitations. Additional amounts may be contributed at the option of the Company's Board of Directors.

     (3) Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to reduce current or future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (4) Investment Options. Participants may direct allocation of their contributions to the following funds:

          Fidelity Puritan Fund - invests in domestic and foreign common stocks, preferred stocks and bonds.

          Fidelity Magellan Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Contrafund - invests in equities of foreign and domestic companies.

          Fidelity Growth and Income Fund - invests in equity and debt securities of foreign and domestic companies.

          Fidelity Retirement Growth Fund - invests in common stocks and other securities.

          Fidelity Overseas Fund - invests in foreign equity and debt securities.

          Fidelity Balanced Fund - invests in common and preferred stocks and bonds.

         Fidelity Blue Chip Fund - invests in domestic and foreign common stocks.

         Fidelity Asset Manager Fund - invests in domestic and foreign stocks, bonds and short-term obligations.

         Fidelity Low-Priced Stock Fund - invests in domestic and foreign stocks.

         Fidelity Government Money Market Fund - composed of short-term U.S. government obligations.

         Templeton Foreign Fund - invests in foreign securities.

         Neuberger & Berman Partner Trust Fund - invests in common stocks.

         Quanex Corporation Common Stock - invests exclusively in the common stock of Quanex Corporation.

         Common/Commingled Trust - invests in investment contracts issued by insurance companies, banks and other financial institutions.

     (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested for each year of credited service beginning with his or her second year and is 100% vested after six years of credited service.

     (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the Code, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account. As of December 31, 1998 and 1997, net assets available for benefits included benefits of $23,075 and $9,913, respectively, due to participants who had withdrawn from participation in the Plan.

     (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Loan terms range up to five years or ten years if used for the purchase of a primary residence. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account. The participant pays loan set up fees and carrying fees to Fidelity.


B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined by using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

     (4) Administrative Expense. The Company pays all administrative expenses.

     (5) Payments of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Code and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated September 30, 1998. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                     1998                                              1997
                                     ----                                              ----

                           Shares            Cost          Sales Price        Shares          Cost          Sales Price
                           -------        ----------       -----------       -------       ----------       -----------
     Purchases             583,981        $2,306,480                         250,854       $1,705,534
     Sales                 442,597         1,215,903       $1,312,890         86,413          373,734        $408,988


     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                     1998                                              1997
                                     ----                                              ----

                           Shares            Cost          Sales Price        Shares          Cost          Sales Price
                           -------        ----------       -----------       -------       ----------       -----------
     Purchases             351,332        $  351,332                         105,387       $  105,387
     Sales                  95,712            95,712       $   95,712         37,741           37,741       $    37,741


     During the years ended December 31, 1998 and 1997, the Plan purchased and sold shares of Quanex Corporation common stock as shown below:

                                     1998                                              1997
                                     ----                                              ----

                           Shares            Cost          Sales Price        Shares          Cost          Sales Price
                           -------        ----------       -----------       -------       ----------       -----------
     Purchases               2,189        $   57,468                           1,555       $   48,030
     Sales                     589            17,873       $   16,263             55            1,682       $    1,588

F.         SUPPLEMENTAL FUND INFORMATION

           Contributions, benefit payments and investment income by fund were as follows for the years ended December 31:

                                                         1998              1997
                                                      -----------      -----------
Employer contributions:
           Fidelity Puritan Fund                      $    24,329      $    26,783
           Fidelity Magellan Fund                           1,405             --
           Fidelity Contrafund                             39,573           37,704
           Fidelity Growth & Income Fund                      876             --
           Fidelity Intermediate Bond Fund                   --             13,701
           Fidelity Retirement Growth Fund                 19,362           18,608
           Fidelity Overseas Fund                             109             --
           Fidelity Balanced Fund                             251             --
           Fidelity Blue Chip Fund                         85,239           87,097
           Asset Manager Fund                              13,831           14,557
           Fidelity Low-Priced Stock Fund                      92             --
           Fidelity Retirement Money Market Fund           (2,866)          14,576
           Fidelity Government Money Market Fund           (3,762)            --
           Templeton Foreign Fund                             140             --
           Neuberger & Berman Partners Trust Fund             197             --
           Quanex Corporation common stock                  8,309            5,045
           Common/commingled trust                         22,890           12,963
                                                      -----------      -----------
                                                      $   209,975      $   231,034
                                                      ===========      ===========



                                                         1998             1997
                                                      -----------      -----------
Employee contributions:
           Fidelity Puritan Fund                      $   129,257      $   139,215
           Fidelity Magellan Fund                           9,575             --
           Fidelity Contrafund                            214,892          204,631
           Fidelity Growth & Income Fund                    5,319             --
           Fidelity Intermediate Bond Fund                   --             67,476
           Fidelity Retirement Growth Fund                 99,432           95,104
           Fidelity Overseas Fund                             511             --
           Fidelity Balanced Fund                           2,205             --
           Fidelity Blue Chip Fund                        420,740          444,602
           Asset Manager Fund                              73,368           76,557
           Fidelity Low-Priced Stock Fund                     857             --
           Fidelity Retirement Money Market Fund             --            121,081
           Fidelity Government Money Market Fund          118,789             --
           Templeton Foreign Fund                             603             --
           Neuberger & Berman Partners Trust Fund             940             --
           Quanex Corporation common stock                 44,715           35,632
           Common/commingled trust                        114,366           63,155
                                                      -----------      -----------
                                                      $ 1,235,569      $ 1,247,453
                                                      ===========      ===========

                                                         1998             1997
                                                      -----------      -----------
Benefit payments:
           Fidelity Puritan Fund                      $    72,628      $    17,800
           Fidelity Magellan Fund                           4,417             --
           Fidelity Contrafund                             61,411           15,905
           Fidelity Growth & Income Fund                    1,374             --
           Fidelity Intermediate Bond Fund                   --              8,822
           Fidelity Retirement Growth Fund                 38,880            9,986
           Fidelity Overseas Fund                            --               --
           Fidelity Balanced Fund                            --               --
           Fidelity Blue Chip Fund                        182,786           55,029
           Asset Manager Fund                              37,117            8,957
           Fidelity Low-Priced Stock Fund                    --               --
           Fidelity Retirement Money Market Fund             --             32,630
           Fidelity Government Money Market Fund           26,303             --
           Templeton Foreign Fund                            --               --
           Neuberger & Berman Partners Trust Fund              83             --
           Quanex Corporation common stock                  5,784            1,419
           Common/commingled trust                         37,638           13,418
                                                      -----------      -----------
                                                      $   468,421      $   163,966
                                                      ===========      ===========


                                                          1998            1997
                                                      -----------      -----------
Investment income:
           Fidelity Puritan Fund                      $    71,598      $    62,162
           Fidelity Magellan Fund                           4,357             --
           Fidelity Contrafund                            209,626           80,320
           Fidelity Growth & Income Fund                    3,853             --
           Fidelity Intermediate Bond Fund                  2,277           10,824
           Fidelity Retirement Growth Fund                109,577           32,386
           Fidelity Overseas Fund                               7             --
           Fidelity Balanced Fund                             507             --
           Fidelity Blue Chip Fund                        555,258          250,281
           Asset Manager Fund                              40,480           34,017
           Fidelity Low-Priced Stock Fund                    (123)            --
           Fidelity Retirement Money Market Fund              566           11,626
           Fidelity Government Money Market Fund           16,718             --
           Templeton Foreign Fund                            (229)            --
           Neuberger & Berman Partners Trust Fund              16             --
           Quanex Corporation common stock                (11,867)          (3,830)
           Common/commingled trust                         20,918            6,911
                                                      -----------      -----------
                                                      $ 1,023,539      $   484,697
                                                      ===========      ===========

           ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 76-0396886; PN 001

                               PIPER IMPACT, INC.
                        PIPER IMPACT 401(k) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1998

                                                             Shares/                           Current
                                                            Par Value          Cost             Value
                                                            ---------       ----------        ---------
Fidelity Mutual Fund Assets:
      Puritan Fund*                                            24,917          460,975          500,091
      Magellan Fund*                                              242           25,926           29,180
      Contrafund*                                              16,721          777,692          949,606
      Growth & Income Fund*                                       718           30,502           32,894
      Retirement Growth Fund*                                  21,785          409,372          446,819
      Overseas Fund*                                               61            2,212            2,178
      Balance Fund*                                               356            5,397            5,826
      Blue Chip Fund*                                          44,490        1,643,103        2,241,863
      Asset Manager Fund*                                      17,682          308,997          307,494
      Low-Priced Stock Fund*                                        6              131              136
      Government Money Market Fund*                           398,700          398,700          398,700
Templeton Foreign Fund                                            277            2,760            2,327
Neuberger & Berman Partners Trust Fund                            141            2,596            2,540
                                                                            ----------       ----------
                  Total Mutual Fund Assets                                  $4,068,363       $4,919,654

Quanex Corporation common stock*                                3,099           85,943           69,928
Common/commingled trust*                                      406,465          406,465          406,465
Participant loans (bearing interest rates
   from 7.85% to 11%)                                                          198,115          198,115
                                                                            ----------       ----------

                  Total Investments                                         $4,758,886       $5,594,162
                                                                            ==========       ==========



* Party-in-Interest

   ITEM 27-d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 76-0396886; PN 001

                        PIPER IMPACT 401(k) SAVINGS PLAN

               SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998



                                                    Series of Transactions
                                                    ----------------------
                                                                                                           Current
                       Total Number of                 Total Number of                                     Value on          Net
                      Purchases During     Purchase    Sales During the     Selling        Cost of       Transaction        Gain
    Description        the Plan Year        Price         Plan Year          Price          Asset            Date          (Loss)
    -----------       ----------------- -------------  ----------------  ------------    ------------    ------------   ------------
Puritan*                      65        $   224,354          44          $   140,328     $   126,604     $   140,328    $    13,724

Contrafund*                   65            367,587          38               80,756          70,718          80,756         10,038

Intermediate Bond*             4             10,244           3              183,265         180,349         183,265          2,916

Retirement Growth*            53            191,777          31               64,971          60,906          64,971          4,065

Blue Chip*                    99            743,314          67              368,386         306,655         368,386         61,731

Asset Manager*                58            170,085          37               65,334          60,869          65,334          4,465

Retirement Money Mkt*          6             18,350           4              291,901         291,901         291,901           --

Government Money Mkt*         70            507,885          47              109,185         109,185         109,185           --

Common Trust*                 64            351,332          53               95,712          95,712          95,712           --



* Party-in-Interest

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Piper Impact 401(k) Savings Plan


Date: June 28, 1999                    /s/ Viren M. Parikh
                                       --------------------------------
                                       Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


NUMBER    DESCRIPTION
------    -----------
 23.1     Independent Auditor's Consent